United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Amplitude, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

03213A104

(CUSIP Number)

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03213A104	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Curtis Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,094,719
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,094,719
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,094,719
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.9%
12	Type of Reporting Person IN

CUSIP No. 03213A104	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Amplitude, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

201 Third Street, Suite 200, San Francisco, California 94103

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Curtis Liu (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Amplitude, Inc., 201 Third Street, Suite 200, San Francisco, California 94103

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common stock, par value $0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

03213A104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of November 1, 2024, based upon 102,606,023 shares of Class A Common Stock, which includes 94,590,532 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 7, 2024. The Class A Common Stock amount used herein assumes the conversion of the Class B common stock, par value $0.00001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock on a one-to-one basis, and the exercise of stock options held by the Reporting Person that are exercisable within 60 days of November 1, 2024.

CUSIP No. 03213A104	Schedule 13G	Page 3 of 4

(a)	Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 8,094,719 shares of Class A Common Stock, which includes: (i) 79,228 shares of Class A Common Stock held in one or more trusts over which the Reporting Person exercises voting and investment discretion; (ii) 7,382,208 shares of Class A Common Stock issuable upon conversion of 7,382,208 shares of Class B Common Stock held in one or more trusts over which the Reporting Person exercises voting and investment discretion; and (iii) 633,283 shares of Class A Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of November 1, 2024.

(b)	Percent of class: 7.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 8,094,719

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 8,094,719

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 03213A104	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

Curtis Liu

/s/ Curtis Liu